Exhibit 99.1
Envoy Capital Group Inc. Announces Normal Course Issuer Bid
Toronto – April 27, 2009 – Envoy Capital Group Inc. (NASDAQ: ECGI / TSX: ECG) (“Envoy”) announced today acceptance by the Toronto Stock Exchange (the “TSX”) of Envoy’s Notice of intention to Make a Normal Course Issuer (“NCIB”). Pursuant to the NCIB, Envoy proposes to purchase through the facilities of the TSX and the NASDAQ Capital Market (“NASDAQ”), from time to time over the next 12 months, if considered advisable, up to an aggregate of 682,723 Common Shares, being 10% of the public float. The aggregate number of Common Shares subject to purchase includes all Common Shares purchased through the facilities of NASDAQ (which are limited to 5% of the issued and outstanding Common Shares). Purchases may commence through the TSX and/or NASDAQ on May 1, 2009 and will conclude on the earlier of the date on which purchases under the NCIB have been completed and April 30, 2010.
Except as permitted under the TSX rules, Envoy will not purchase on any given day more than 1,000 Common Shares, subject to certain exemptions for block purchases. Purchases through the facilities of NASDAQ will be made in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. Rule 10b-18 contains similar restrictions on the number of shares that may be repurchased based on the average daily trading volume of the Common Shares on NASDAQ, subject to certain exemptions for block purchases.
The Board of Directors of Envoy believes that the proposed purchases are in the best interests of Envoy and are a desirable use of corporate funds. All Common Shares purchased by Envoy pursuant to the normal course issuer bid will be cancelled.
On February 7, 2008, Envoy commenced a Normal Course Issuer Bid to purchase up to 903,880 Common Shares through the facilities of the TSX and NASDAQ. Under that bid, which expired on February 6, 2009, Envoy purchased and cancelled a total of 903,880 of its Common Shares at an average price of $2.59 per Common Share. As of the date hereof, Envoy has 8,558,377 issued and outstanding Common Shares.
About Envoy:
Envoy Capital Group Inc. (NASDAQ: ECGI / TSX: ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to.
Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include, but are not limited to, the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, volatility in the market price of Envoy’s common shares, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:

Envoy Capital Group Inc.
Contact:	Andrew Patient
Telephone:	(416) 593-1212
Or contact our investor relations department at:
info@envoy.to